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December 9, 2011
VIA EDGAR [CORRESPONDENCE FILING]
Mr. Edward P. Bartz
Staff Attorney
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kayne Anderson MLP Investment Company Registration Statement on Form N-2 (File Nos. 333-177550 and 811-21593) Amendment No. 1
Dear Mr. Bartz:
          Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of our client, Kayne Anderson MLP Investment Company (the “Fund”), is Amendment No. 1 (“Amendment No. 1”) to the Fund’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 26, 2011 (the “Initial Registration Statement”). Amendment No. 1 is marked to show changes from the Initial Registration Statement. The Initial Registration Statement, as amended by Amendment No. 1 and all future amendments, is referred to herein as the “Registration Statement.”
          Amendment No. 1 is also being filed in response to comments received by the staff of the Commission (the “Staff”) by letter dated November 21, 2011 with respect to the Initial Registration Statement (the “Comment Letter”). The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letter. The text of the Staff’s comments is copied below in italics for your reference. Page references in the text of this response letter correspond to the page numbers in Amendment No. 1.

PROSPECTUS
Cover Page
1. The second sentence of the first paragraph states that the Fund invests in “energy-related partnerships and their affiliates (collectively, “MLPs”).” Please revise the parenthetical to state “collectively, “master limited partnerships” or “MLPs”)”.
     Response: Comment accepted. In response to the Staff’s comment, the Fund has revised the parenthetical in the second sentence of the first paragraph of the Cover Page to read “(collectively, “master limited partnerships” or “MLPs”)”.
2. The second sentence of the second paragraph states that the Fund may offer common stock or preferred stock “separately or together” on terms set forth in a prospectus supplement. Please provide us with the following:
•	An explanation as to why common and preferred stock offered together should not be deemed a separate security;
•	An example of how common and preferred stock would be offered and priced together; and
•	An explanation of how the Fund will ensure that common and preferred stock sold together are priced in a manner that would not result in common shares sold below net asset value. See Section 23(b) of the Investment Company Act of 1940.
     In addition, please include an undertaking in Part C of the registration statement to file for staff review a post-effective amendment under Section 8(c) of the Securities Act of 1933 (the “Securities Act”) with respect to any offering of common and preferred stock together. We may have further comments after reviewing your response.
          Response: Comment accepted: The Fund will only offer its common stock and preferred stock as separate securities, each with a separate prospectus, each requiring a separate investment decision. The Fund will not offer and sell its common stock and preferred stock together as a “unit,” or “bundle,” “link” or otherwise “connect” the two securities in any way in an offering pursuant to the Registration Statement.
     Although not presently contemplated, the Fund could concurrently offer shares of its common stock and preferred stock. In that regard, to clarify the disclosure, the Fund has revised its disclosure in the second sentence of the second paragraph on the Cover Page of the Prospectus and in the first paragraph on the Table of Contents page in the Prospectus in Amendment No. 1 to make clear that the Fund may offer its common stock or preferred stock, separately or in concurrent offerings.
     Consistent with the Fund’s policies and procedures to fully comply with applicable law, the Fund will price its common stock in a manner so as to comply with Section 23(b) of the 1940 Act. In a concurrent offering of common stock and preferred stock, each would be priced separately. As noted in the form of Prospectus Supplement filed with Initial Registration Statement, the preferred stock would most likely be mandatory redeemable preferred stock

(“MRPS”), with rights, preferences and privileges similar to those of the Fund’s prior series of MRPS, adjusted to then market conditions.
     In response to the Staff’s comment, the Fund has included an undertaking in Part C of Amendment No. 1 to file for staff review a post-effective amendment under Section 8(c) of the Securities Act with respect to any offering of common stock and preferred stock which is structured as a “linked” or “unit” offering.
Prospectus Summary — Investment Policies (Page 2)
3. The fifth bullet point of this section discloses that the Fund may invest up to 20% of its total assets in debt securities, including below investment grade debt securities. Please include the term “junk bonds” in the description of these securities.
          Response: Comment accepted. In response to the Staff’s comment, the Fund revised the disclosure on pages 2, 24, S-1 and S-MRPS-2, respectively, in Amendment No. 1 to include the phrase “commonly referred to as “junk bonds” or “high yield bonds” in the description of below grade investment securities. The Fund also made corresponding changes in Amendment No. 1 in the Statement of Additional Information (the “SAI”) under the captions “Investment Policies” on page SAI-3 and “Our Investments — Our Portfolio” on page SAI-6.
Prospectus Summary — The Offering — Use of Financial Leverage (Page 4)
4. The first paragraph of this section states that the Fund plans to utilize financial leverage through the issuance of preferred stock and debt securities, a revolving credit facility, and “other borrowings.” Please provide examples of the types of “other borrowing” that may be used. In addition, please confirm that expenses associated with issuing preferred stock will be estimated in the Fund’s fee table.
          Response: Comment accepted. In response to the Staff’s comment, the Fund has revised the disclosure on pages 4 of Amendment No. 1 to include examples of “other borrowings” that may be used by inserting the parenthetical “(such as prime brokerage or margin loans).”
     The Fund confirms that expenses associated with issuing preferred stock will be estimated in the Fund’s Fees and Expenses Table.
5. The second paragraph of this section expresses the amount of leverage the Fund may use as a percentage of total assets. Please also express the amount of leverage as a percentage of the Fund’s net assets.
          Response: Comment accepted. In response to the Staff’s comment, the Fund has revised the disclosure on page 4 of Amendment No. 1 to include the following parenthetical “(which equates to 56% of net asset value as of September 30, 2011)” after it discloses the Fund’s policy on the amount of leverage the Fund may use as a percentage of total assets. In order to express the amount of leverage as a percentage of the Fund’s net assets, a reference date was required. September 30, 2011 was used to be consistent with the latest practicable date used throughout Amendment No. 1. The Fund made corresponding changes on pages 28, 45 and SAI-3 to Amendment No. 1.

Prospectus Summary — The Offering — Derivatives and Other Strategies (Page 4)
6. This section states that the Fund intends to use derivative investments. Please disclose how derivatives will be valued for purposes of the Fund’s 80% test. Also, please include a statement in your response letter that the Fund will not use the notional value of swaps for purposes of its 80% test. Additionally, please advise us whether the Fund will pay a fixed rate or a variable/floating rate on its side of swaps.
          Response: Comment accepted. In response to the Staff’s comment, the Fund has disclosed on pages 5, 44 and SAI-7 of Amendment No. 1 that for purposes of determining compliance with the requirement that the Fund invest 80% of its total assets in MLPs (the “80% Test”), the Fund values derivative instruments based on their respective current fair market values.
The Fund advises the Staff that it will not use the notional value of swaps for purposes of its 80% Test. The Fund also advises the Staff that while it does not have any swaps outstanding at this time, the Fund has historically paid a fixed rate on its side of the swaps contracts (interest rate swaps). However, the Fund may enter into swaps where it is on either fixed rate or variable rate side of the swap in the future depending on market conditions at such time.
7. Since the Fund intends to use derivative investments, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.
          Response: Comment accepted. The Fund has considered the above-referenced letter in preparing its disclosures regarding derivatives strategies beginning on pages 4, 43 and SAI-7 of Amendment No. 1 and believes its disclosures (i) describe only the strategies that the Fund expects to use; (ii) indicate the extent to which the Fund expects to use each strategy and (iii) are drafted to provide helpful information to investors in a clear and concise manner.
     Kayne Anderson Midstream/Energy Fund, Inc. (“KMF”) received substantially the same comment with respect to its registration statement on Form N-2 which was declared effective by the Commission on November 23, 2010. Kayne Anderson Fund Advisors, LLC (the “Adviser”) serves as investment advisor for both KMF and the Fund. In considering the comment with respect to KMF, the Adviser reviewed the derivatives strategies that the Adviser expected KMF to use and the extent to which it expected KMF to use each strategy. Based on this review, KMF revised the disclosures regarding KMF’s derivative strategies. In light of the Staff’s previous comment regarding the above-reference letter, the Adviser also reviewed how its other funds should disclose their derivatives strategies. The Fund therefore prepared the derivative strategy disclosures in the Initial Registration Statement to provide what it believes to be an accurate and targeted discussion of the strategies that the Fund will likely use and the extent to which the Fund will use each strategy.

Fee and Expenses (Page 10)
8. Footnote (2) to the table of Fees and Expenses provides that a related prospectus supplement will disclose offering expenses “borne by us.” As offering expenses are borne, either directly or indirectly, by shareholders, please delete the reference to “borne by us.”
          Response: Comment accepted. In response to the Staff’s comment, the Fund has deleted the phrase “borne by us” on page 10. The Fund made corresponding changes on page S-3 and S-6.
9. Footnote (6) to the table of Fees and Expenses states that the management fee is calculated as a percentage of the Fund’s “average total assets.” Please advise us how derivatives will be valued for purposes of determining “average total assets.” Also, in your response letter to us, please provide an affirmative statement that the Fund will not use the notional value of its derivative investments for purposes of determining “average total assets.”
          Response: The Fund advises the Staff that for purposes of determining the Fund’s total assets, the Fund values derivative instruments based on their respective current fair market values. The Fund also advises the Staff that it will not use the notional value of its derivative investments for determining “average total assets.”
Use of Proceeds (Page 16)
10. Disclosure in the second paragraph of this section states that the length of time it will take to invest proceeds from any securities offering is expected to be less than three months “in most circumstances.” Please describe the circumstances that may be expected to result in a delay in excess of three months. See Guide 1 to Form N-2.
          Response: Comment accepted. The Fund expects that the length of time to invest proceeds from any securities offering will be less than three months. Accordingly, the Fund has deleted the phrase “in most circumstances.”
Risk Factors — Risks Related to Our Investments and Investment Techniques — Derivatives Risk (Page 27)
11. The third paragraph of this section describes the risks associated with counterparties to derivative transactions. Please inform us whether the Fund will have any limits on the amount of exposure it may have to a particular counterparty. We may have additional comments after reviewing your response.

     Response: The Fund advises the Staff that it regularly monitors the amount of exposure it has to each of its counterparties in derivative transactions; however, it does not have pre-determined limits on such amounts.
Risk Factors — Risks Related to Our Investments and Investment Techniques — Short Sales Risk (Page 28)
12. This section states that the Fund may engage in short selling. Please confirm that the fee table will include, as an expense, an estimate of the dividends paid on the Fund’s short sale transactions. See AICPA Audit and Accounting Guide: Investment Companies, Paragraph 7.93.j (May 2010).
     Response: The Fund advises the Staff that the Fees and Expenses Table will include, as an expense, an estimate of the dividends paid on the Fund’s short sale transactions.
Management — Investment Management Agreement (Page 51)
13. The first paragraph of this section describes the management fee of 1.375% of average quarterly total assets. Please also state generally what the adviser’s fee is as a percentage of average net assets. See Instruction 1 to Item 9.1.b(3) of Form N-2.
     Response: Comment accepted. In response to the Staff’s comment, the Fund has disclosed on pages 51 and SAI-18 the adviser’s fee as a percentage of average net assets.
General Comments
14. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.
     Response: The Fund has made each requested change in the specific location noted in the Comment Letter and has made corresponding changes to similar disclosure appearing elsewhere in Amendment No. 1.
15. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosure made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.
     Response: The Fund respectfully acknowledges the Staff’s comment.
16. If you intend to omit certain information for the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferable before filing the final pre-effective amendment.

     Response: The Fund intends to omit the information allowed by Rule 430A under the Securities Act from the form of the prospectus included in the Registration Statement. At this time, the Fund has not determined the details of the initial distribution from the shelf.
17. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
     Response: The Fund does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.
18. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.
     Response: The Fund has revised the disclosure in Amendment No. 1 with respect to each comment that is in the Comment Letter. Accordingly, a supplemental letter is not required.
19. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures that have made.
     Response: The Fund also acknowledges that it and its management are responsible for the adequacy and accuracy of the disclosure in the filing.
     The Fund respectfully requests the Staff’s assistance in completing review of Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to the undersigned at (714) 668-6210 or David A. Hearth at (415) 856-7007.
Very truly yours,
/s/ JOHN F. DELLA GROTTA
John F. Della Grotta
of PAUL HASTINGS LLP

cc:	Mr. John M. Ganley, Senior Counsel, U.S. Securities and Exchange Commission (w/enclosures)

Kevin S. McCarthy, Kayne Anderson (w/enclosures) David S. Shladovsky, Esq., Kayne Anderson (w/ enclosures) David A. Hearth, Esq., Paul Hastings LLP (w/enclosures)